FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated October 28, 2003 titled, “Grupo Santander Net Attributable Income Rose 12% to €1.93 billion in the First 9 Months of 2003.”

ITEM 1

Press Release

Grupo Santander net attributable income rose
12% to €1.93 billion in the first 9 months of 2003

•	Third quarter net profit rose 21.3% from the same year-earlier period.

•	Good performance in European retail banking, with a strong boost from business in Spain and a record quarter in consumer finance.

•	Results in Latin America rose from the second quarter, with higher revenues in Brazil and stable performance in Mexico and Chile.

•	Non-performing loans continued at very low levels, at 1.69%, with loan-loss coverage continuing to increase, to 149.4%.

•	Shareholders will receive on November 1 a second €0.0775 per share dividend, up 3.16% from a year earlier.

Madrid, October 28, 2003 – Grupo Santander’s net attributable income during the first nine months of the year grew by 12.1% from the same period a year-earlier to €1.930 billion. Net attributable income in the third quarter was €637 million, up 21.3% from the year-ago quarter. This performance confirms the expectation a full year profit of more than €2.5 billion, which would be the highest in the history of the Group, as stated by Chairman Emilio Botin at the Annual Meeting in late June.

The Group’s income statement shows steady progress which, despite the impact of the depreciation of the dollar and of Latin American currencies against the euro, enabled the Group to keep net operating income at virtually the same level as a year earlier, following sharp declines in previous quarters.

This reflects improvement in all the Group’s business areas, especially retail banking in Spain and consumer finance, which boosted profit from a year-on-year decline of 8.7% in the first quarter to a cumulative rise of more than 12% in the nine months through September.

Results

Net interest revenue in the first nine months of the year was €5.919 billion, a decline of 18.7% from the same year-earlier period. That decline would have been 2.9% if the impact of currency depreciation is eliminated. Lower interest rates in Europe and Latin America also contributed to the decline.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

In the third quarter, the pure financial margin (excluding dividend income) rose by 3.8% from the second quarter, owing to the increased business activity of the banking networks in Spain (Santander Central Hispano and Banesto), of Santander Consumer Finance, and in Brazil, which together more than compensated for the impact of exchange rates and interest rates.

The improvement is also reflected in commission and fee income, which fell by 6.1% but was 5.5% higher if the exchange rate effect is eliminated. Particularly noteworthy were income from credit and debit cards (+17%), insurance (41.7%), funds (+6.9%) and customer securities trading (+6.3%). This was the third consecutive quarter of gains in these areas, with particularly good performances in the Santander Central Hispano branch network in Spain (+11.5%) and in the Portuguese units (+30.4%). Commissions generated basic revenue of €9.020 billion, a decline of 14.8% from the first nine months of last year, or virtually unchanged if the currency effect is discounted.

Trading gains were €840 million to the end of September, more than four times the level of a year ago. This increase is due mainly to the negative impact in 2002 of portfolio sales in Brazil, which depressed this line to unusually low levels for Grupo Santander. This improvement means net operating revenue fell by 8.4%, which would have been just 5.9% without the aforementioned currency depreciation.

Costs fell by 12.4%, with similar decreases en general and personnel costs. In this area, currency depreciation nominally acts in favour of the Group, as excluding this effect the drop in personnel costs is only 1.3% while general costs rise 2.7%, largely attributable to spending on the Parthenon Project in bank technology. Nonetheless, this performance should be viewed very positively as it was achieved against a backdrop of inflation in the main Latin American countries.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

With this combined performance in revenues and costs, the efficiency ratio now stands at 48.96%, an improvement from the €51.19 spent for every €100 generated in net operating revenue one year ago. Again, the most notable improvements are in the two banks in Spain, in consumer finance, and in Brazil.

Thus, net operating income came to €4.346 billion, a slight decline of 1.3%, which would have been an increase of 15.1% without the currency impact. In any event, third quarter net operating income rose 13.9% from the same period a year earlier. European retail banking generated 57% of this operating result and Latin American retail banking 29%.

The strong recurring nature of earnings becomes clear in the trend in net operating income plus income from equity-accounted holdings, a line that touched bottom in the fourth quarter of last year. In 2003, it is growing quarter by quarter, to the extent that it absorbed the seasonal impact on business in the July-September period.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Further down the earnings statement, income from Group transactions reflected the sale of 24.9% of Santander Serfin, generating a capital gain of €681 million that was used for accelerated amortization of goodwill. Thus, extraordinary gains have not been used to inflate the bottom-line net profit.

Moreover, income from equity-accounted holdings increased by 78% because of the improved performance of those holdings. Lastly, net loan loss provisions declined 23% to €1.103 billion. This resulted from lower local provisions in Argentina and a diminished need for provisions in the rest of Latin America. In Europe, the figure rose as higher lending required greater statistical and generic provisions.

These factors contributed to the net attributable income of €1.930 billion, an increase of 12%, which would have been a gain of 30.4% if not for the impact of currency depreciation. Net attributable income on a cash-basis, which facilitates the international comparison of results as it includes the ordinary amortization of goodwill, was €2.408 billion, up 8.6% from the first nine months of 2002. With these results, the Group’s return on capital has improved by 1.5 percentage points to 14.1%, or 17.6% on a cash basis.

Business Performance

The depreciation of the dollar and the main Latin American currencies has affected the balance sheet and other assets managed by the Group, so that the conversion to euros results in a lower volume that does not reflect business performance in local currencies. This impact is less pronounced than in previous quarters, but still amounts to 2.8 percentage points in terms of lending growth and 5.1% of customer funds under management.

Loan volume was €174.055 billion at the end of September, an increase of 2.6% from a year earlier. Housing loans grew by 11.4%, with a particularly strong increase of 20.8% in mortgages, boosted by the success of the Super Oportunidad mortgage loan series.

Lending growth has been accelerating at both the banking networks in Spain, from 5% in September 2002 to 17% this year in the Santander Central Hispano network and from 13% to 27% at Banesto. Corporate lending grew by 20% and personal loans by 14% in the Santander Central Hispano branch network. Unsecuritized loans in the rest of Europe grew by 8.4%, with strong increases in Germany and Italy.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Total customer funds came to €317.231 billion, an increase of 2.8%, or 6.6% if the exchange rate effect is eliminated. In Spain, total deposits (less repos) and investment and pension funds rose by 9.5%. In the last 12 months, the Group has attracted €8.436 billion in Spain in mutual and pension funds, growth rates of about 15%. This performance has consolidated the Group’s leadership in individual pension plans as well as in mutual funds, where the Group has a 28% market share.

In Latin America – which as a region recorded net attributable income of €1.038 billion, a decline of 2.3%, or an increase of 17.3% if measured in dollars – loan volume was €29.701 billion, a decrease of 17.5%, and customer funds €67.650 billion, down by 8.4%. If the impact of currency depreciations is eliminated, the region would have registered a decline of 7.1% in lending and an increase of 1.1% in customer funds. Nonetheless, performance varies from country to country, given their different economic situations and the varying state of integration of the units into the Group, but with a general improvement affecting also the smaller countries.

In Brazil, net attributable income in the first nine months came to €536 million, an increase of 18.6% (or up by 48.9% without currency depreciation). Of this amount, 89% was generated by retail banking. This performance has been driven by an increase of 21.3% in deposits and investment funds and of 17.4% in loans, measured in the local currency.

In Mexico, the sale of 24.9% of Santander Serfin in March means that profit performance can be better measured by net income before minorities, which fell 7.1% in local currency terms. Net attributable income came to €329 million.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Strong business growth saw net basic revenue increase 7.2% in the nine months, eliminating the currency effect. The volume of investment and pension funds under management grew by 11%, while credit card receipts increased 47%. Lending has been focused on the most profitable market segments, with a 46% increase in consumer finance.

In Chile, profit was €166 million, a decline of 27.6% (or of 4.7% at constant exchange rates). Results were affected by the merger of Banco Santander and Banco de Santiago, which have combined to become the country’s largest financial institution. This merger has resulted in a decline in lending, though not in other activities, such as pension plans, which grew by 16.2%. The third quarter result almost doubles that of the first quarter of 2003 thanks to the increase in net interest revenues and commissions.

THE SHARE AND CAPITAL BASE

The Group has not carried out any capital operations in recent months, though that has not prevented it from actively managing its capital. In the first half, the Group redeemed US$295 million in preferred shares and in September another US$550 million, which were replaced by another preferred shares issue in October of 450 million euros. This operation will reduce volatility and costs, as the new shares are at lower interest rates.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Eligible capital under BIS requirements at the end of September came to €24.804 billion, implying a surplus over the minimum requirement of €8.725 billion. The BIS ratio stood at 12.5% and the Tier I capital ratio at 8.3%, ratios clearly superior to those of a year ago and similar to June levels.

The second dividend on this year’s results, of €0.0775 a share, up 3.16% from the similar distribution of a year ago, will be paid on November 1. The first payout was distributed on August 1 and for the same amount. During the last 12 months, dividends received by shareholders imply a return to shareholders of 3.96% of the share price at the end of September of €7.28.

In the 12 months to the end of September 2003, The Santander share rose by 40.8%, compared to an increase of 23.4% in the Ibex-35 index during the same period. This performance has brought market capitalization up to €34.714 billion, strengthening Santander’s position as the top financial group in Spain, the second in the Euro zone and 14th in the world by market capitalization.

The shareholder base of the group has grown by 66,340 in the past year, to 1,088,941 shareholders. Grupo Santander has 103,307 employees (with some 34.2% of the total in Spain), managing €450.923 billion in funds belonging to more than 32 million customers. The Group’s team is located in 9,112 offices, of which 4,343 are in Spain, 663 in Portugal and 3,996 in Latin America.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Income statement
Million euros			Variation

	Jan.-Sep. 03	Jan.-Sep. 02	Amount	(%)

Interest revenues	13.006,3	17.134,5	(4.128,2)	(24,09)
Dividends	353,8	427,1	(73,3)	(17,16)
Interest expenses	(7.441,6)	(10.282,3)	2.840,7	(27,63)

Net interest revenue	5.918,6	7.279,3	(1.360,7)	(18,69)

Net fees and commissions	3.101,1	3.303,3	(202,2)	(6,12)

Basic revenue	9.019,7	10.582,6	(1.562,9)	(14,77)

Trading gains	840,2	178,4	661,8	371,06

Net operating revenue	9.859,9	10.760,9	(901,0)	(8,37)

Personnel and general expenses	(4.827,4)	(5.508,6)	681,3	(12,37)
a) Personnel expenses	(3.021,8)	(3.453,2)	431,4	(12,49)
b) General expenses	(1.805,6)	(2.055,4)	249,8	(12,15)
Depreciation	(567,6)	(672,9)	105,3	(15,65)
Other operating costs	(119,0)	(177,8)	58,8	(33,06)
Operating costs	(5.514,0)	(6.359,4)	845,4	(13,29)

Net operating income	4.345,9	4.401,6	(55,7)	(1,26)

Income from equity - accounted holdings	260,7	182,6	78,1	42,73
Less: Dividends from equity - accounted holdings	240,0	310,2	(70,1)	(22,62)
Earnings from Group transactions	704,4	199,3	505,1	253,42
Net provisions for loan - losses	(1.103,4)	(1.429,6)	326,2	(22,82)
Writedown of investment securities	0,7	(0,3)	1,0	—
Accelerated goodwill amortization	(699,1)	(56,6)	(642,5)	—
Other income	73,5	(62,9)	136,4	—

Income before taxes (cash-basis*)	3.582,7	3.234,2	348,5	10,78

Corporate tax	(698,5)	(605,6)	(93,0)	15,35

Net consolidated income (cash-basis*)	2.884,2	2.628,7	255,5	9,72

Minority interests	229,2	104,0	125,2	120,48
Dividend - preferred shareholders	246,6	305,9	(59,4)	(19,41)

Net attributable income (cash-basis*)	2.408,5	2.218,8	189,7	8,55

Ordinary goodwill amortization	(478,5)	(496,9)	18,4	(3,70)
Net attributable income	1.930,0	1.721,9	208,1	12,08

(*) Before ordinary goodwill amortization.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Loans
Million euros			Variation
	30.09.03	30.09.02	Amount	(%)	31.12.02

Public sector	5.367,6	4.337,2	1.030,3	23,76	4.897,1
Private sector	96.409,2	87.010,5	9.398,7	10,80	88.876,1
Secured loans	43.837,9	36.291,4	7.546,5	20,79	37.273,8
Other loans	52.571,3	50.719,1	1.852,2	3,65	51.602,4
Non-resident sector	72.278,2	78.355,5	(6.077,3)	(7,76)	74.137,9
Secured loans	21.322,5	21.759,0	(436,5)	(2,01)	19.774,4
Other loans	50.955,7	56.596,5	(5.640,8)	(9,97)	54.363,6

Gross loans	174.055,0	169.703,2	4.351,8	2,56	167.911,2

Less: allowance for loan losses	5.119,9	5.360,4	(240,5)	(4,49)	4.938,2

Net loans	168.935,1	164.342,8	4.592,3	2,79	162.973,0

Net loans - Argentina	1.991,9	2.131,9	(140,0)	(6,57)	2.089,7

Net loans excluding Argentina	166.943,2	162.210,9	4.732,3	2,92	160.883,2

Note: Doubtful loans	3.467,7	4.152,4	(684,7)	(16,49)	3.699,7
Public sector	1,9	3,5	(1,6)	(45,80)	3,6
Private sector	957,3	1.055,8	(98,4)	(9,32)	1.000,3
Non-resident sector	2.508,5	3.093,1	(584,6)	(18,90)	2.695,9

Customer funds			Variation
Million euros	30.09.03	30.09.02	Amount	(%)	31.12.02

Public sector	13.353,0	14.476,6	(1.123,5)	(7,76)	12.126,1
Private sector	75.599,2	76.224,8	(625,5)	(0,82)	78.432,1
Demand deposits	23.494,4	20.794,6	2.699,8	12,98	21.743,6
Saving accounts	17.216,7	15.941,4	1.275,3	8,00	16.057,7
Time deposits	18.693,2	21.795,6	(3.102,3)	(14,23)	21.326,5
REPOs	16.164,0	17.666,3	(1.502,3)	(8,50)	19.194,7
Other accounts	30,9	26,9	4,0	14,93	109,7
Non-resident sector	71.413,7	80.598,2	(9.184,5)	(11,40)	77.257,6
Deposits	64.780,6	72.130,2	(7.349,7)	(10,19)	68.929,3
REPOs	6.633,2	8.468,0	(1.834,8)	(21,67)	8.328,2

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

ITEM 1

Shareholders’ equity and capital ratios
Million euros			Variation
	30.09.03	30.09.02	Amount	(%)	31.12.02

Subscribed capital stock	2.384,2	2.384,2	0,0	0,00	2.384,2
Paid-in surplus	8.979,7	9.685,6	(705,8)	(7,29)	8.979,7
Reserves (includes net reserves at consolidated companies)	6.363,2	5.149,0	1.214,2	23,58	5.373,5

Total primary capital	17.727,2	17.218,8	508,3	2,95	16.737,4

Net attributable income	1.930,0	1.721,9	208,1	12,08	2.247,2
Treasury stock	(31,1)	(16,9)	(14,1)	83,20	(14,7)
Distributed interim dividend	(369,6)	(369,6)	(0,0)	0,00	(727,8)

Shareholders’ equity at period end	19.256,5	18.554,2	702,3	3,79	18.242,1

Interim dividend pending distribution	0,0	0,0	0,0	—	(358,2)
Final dividend	0,0	0,0	0,0	—	(289,6)

Shareholders’ equity after allocation of period end results	19.256,5	18.554,2	702,3	3,79	17.594,2

Preferred shares	4.655,8	5.933,4	(1.277,6)	(21,53)	5.436,8
Minority interests	1.640,1	856,4	783,7	91,52	1.138,4

Shareholders’ equity and minority interests	25.552,5	25.344,0	208,5	0,82	24.169,4

Basic capital (Tier I)	16.280,0	14.319,8	1.960,1	13,69	14.834,2
Supplementary capital	8.523,8	6.922,8	1.600,9	23,13	8.583,2

Eligible capital	24.803,7	21.242,7	3.561,0	16,76	23.417,4

Risk weighted assets (BIS criteria)	200.989,5	196.556,7	4.432,7	2,26	185.290,0

BIS ratio*	12,34	10,81	1,53		12,64

Tier I*	8,10	7,29	0,81		8,01

Excess (amount)	8.724,6	5.518,1	3.206,4	58,11	8.594,2

(*).- BIS ratio of 12.6% and Tier I of 8.3% including the issue of preferred shares in October.

External Communications – International media relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	October 29, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President